Free Writing Prospectus (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 26, 2013)	Filed Pursuant to Rule 433 Registration No. 333-189888 February 24, 2015
Royal Bank of Canada	$ Phoenix Autocallable Notes due March 16, 2016 Linked to the Common Stock of Ford Motor Company Senior Global Medium Term Notes, Series F

General
•
The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the common stock of Ford Motor Company (the “Reference Stock”) or (ii) with respect to the final Observation Date, the Final Stock Price (as defined below) is at or above the Coupon Barrier (as defined below). The Notes are subject to automatic call if the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price. If the Notes are not automatically called and the Final Stock Price is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Stock. Investors in the Notes should be willing to accept this risk of loss and be willing to forgo dividend payments in exchange for the potential to receive a Contingent Coupon for each Observation Date. All payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing March 16, 2016.(a)(b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about February 27, 2015(b) (the “trade date”) and are expected to be issued on or about March 4, 2015(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Stock:	The common stock of Ford Motor Company (Bloomberg symbol: “F”)
Observation Dates:	Quarterly, on June 11, 2015, September 10, 2015, December 10, 2015 and March 11, 2016.(a)(b)
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupon Rate:
9.52% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Stock on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is at or above the Coupon Barrier.

Contingent Coupon:	$23.80 per $1,000 in principal amount of the Notes per quarter, if payable.
Coupon Barrier:	80% of the Initial Stock Price
Call Feature:
If the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Trigger Price:	80% of the Initial Stock Price
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•      the Final Stock Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
•      the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Underlying Return).

Underlying Return:	Final Stock Price - Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the trade date.
Final Stock Price:	The arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
Valuation Dates:	March 7, 2016, March 8, 2016, March 9, 2016, March 10, 2016 and the final Observation Date(a)(b)
Maturity Date:	March 16, 2016(a)(b)
CUSIP/ISIN:	78012KBX4/US78012KBX46
Estimated Value:
The estimated initial value of the Notes as of the pricing date is expected to be between $968.10 and $988.10 per $1,000 in principal amount. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the pricing date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
(b) Expected.  In the event we make any change to the expected trade date and issue date, the Observation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-5 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public1	Underwriting Commission2	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10	$990
Total	$	$	$

1           Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100.00%.
2           JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

ADDITIONAL TERMS OF THE NOTES

You should read this free writing prospectus together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.

This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Risk Factors” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement TP-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004111/c725133424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

FWP-1

What Is the Return on the Notes Assuming a Range of Performance for the Reference Stock?

The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Stock. The hypothetical payments and examples set forth below assume an Initial Stock Price of $100.00, and a Coupon Barrier and Trigger Price of $80.00, and reflect the Contingent Coupon Rate of 9.52% per annum and the Contingent Coupon of $23.80 per quarter, if payable. The actual Initial Stock Price, Coupon Barrier and Trigger Price will be determined on the trade date.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Stock Price (3)	Underlying Return at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$180.00	80.00%	$1,023.80	2.38%	$180.00	80.00%	$1,023.80	2.38%
$170.00	70.00%	$1,023.80	2.38%	$170.00	70.00%	$1,023.80	2.38%
$160.00	60.00%	$1,023.80	2.38%	$160.00	60.00%	$1,023.80	2.38%
$150.00	50.00%	$1,023.80	2.38%	$150.00	50.00%	$1,023.80	2.38%
$140.00	40.00%	$1,023.80	2.38%	$140.00	40.00%	$1,023.80	2.38%
$130.00	30.00%	$1,023.80	2.38%	$130.00	30.00%	$1,023.80	2.38%
$120.00	20.00%	$1,023.80	2.38%	$120.00	20.00%	$1,023.80	2.38%
$110.00	10.00%	$1,023.80	2.38%	$110.00	10.00%	$1,023.80	2.38%
$105.00	5.00%	$1,023.80	2.38%	$105.00	5.00%	$1,023.80	2.38%
$100.00	0.00%	$1,023.80	2.38%	$100.00	0.00%	$1,023.80	2.38%
$95.00	-5.00%	$23.80	2.38%	$95.00	-5.00%	$1,023.80	2.38%
$90.00	-10.00%	$23.80	2.38%	$90.00	-10.00%	$1,023.80	2.38%
$85.00	-15.00%	$23.80	2.38%	$85.00	-15.00%	$1,023.80	2.38%
$80.00	-20.00%	$23.80	2.38%	$80.00	-20.00%	$1,023.80	2.38%
$75.00	-25.00%	$0.00	0.00%	$75.00	-25.00%	$750.00	-25.00%
$70.00	-30.00%	$0.00	0.00%	$70.00	-30.00%	$700.00	-30.00%
$60.00	-40.00%	$0.00	0.00%	$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$0.00	0.00%	$50.00	-50.00%	$500.00	-50.00%
$40.00	-60.00%	$0.00	0.00%	$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$0.00	0.00%	$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$0.00	0.00%	$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$0.00	0.00%	$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	0.00%	$0.00	-100.00%	$0.00	-100.00%
(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Stock on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is greater than or equal to the Coupon Barrier.
(3) The Final Stock Price is equal to the arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
(4) This column reflects only the return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier (but below the Initial Stock Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons, for a maximum potential return equal to the Contingent Coupon Rate.

FWP-2

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call

The following examples illustrate how the payments set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Stock Price of $100.00 to $110.00 on the first Observation Date.

Because the closing price of the Reference Stock on the first Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,023.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 2.38% on the Notes. No further amount will be owed to you under the Notes.

Example 2: The closing price of the Reference Stock decreases from the Initial Stock Price of $100.00 to $90.00 on the first Observation Date (above the Coupon Barrier), $95.00 on the second Observation Date (above the Coupon Barrier), and increases to $120.00 on the third Observation Date.

Since the closing price of the Reference Stock on the third Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,023.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the third Observation Date. When added to the Contingent Coupon payments of $47.60 received in respect of the prior Observation Dates, the investor will have received a total of $1,071.40 per $1,000 in principal amount of the Notes, for a return of 7.14% on the Notes. No further amount will be owed to you under the Notes.

Example 3: The closing price of the Reference Stock decreases from the Initial Stock Price of $100.00 to $90.00 on the first Observation Date (above the Coupon Barrier), $70.00 on the second Observation Date (below the Coupon Barrier), $65.00 on the third Observation Date (below the Coupon Barrier) and the Final Stock Price of $95.00 (above the Coupon Barrier and Trigger Price).

Since the Final Stock Price is above the Coupon Barrier and Trigger Price, at maturity, the investor receives a payment of $1,023.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the final Observation Date. When added to the Contingent Coupon payment of $23.80 received in respect of the prior Observation Dates, the investor will have received a total of $1,047.60 per $1,000 in principal amount of the Notes, for a return of 4.76% on the Notes. No further amount will be owed to you under the Notes.

Example 4: The closing price of the Reference Stock decreases from the Initial Stock Price of $100.00 to $90.00 on the first Observation Date (above the Coupon Barrier), $70.00 on the second Observation Date (below the Coupon Barrier), $65.00 on the third Observation Date (below the Coupon Barrier) and the Final Stock Price of $70.00 (below the Coupon Barrier and Trigger Price).

At maturity, since the Final Stock Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $700.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Stock. When added to the Contingent Coupon payment of $23.80 received in respect of the prior Observation Dates, Royal Bank of Canada will have paid you a total of $723.80 per $1,000 in principal amount of the Notes, for a loss of 27.62% on the Notes. No further amount will be owed to you under the Notes.

FWP-3

Selected Purchase Considerations

•
Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.

•
Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing price of the Reference Stock is at or above the Initial Stock Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date.

•
Contingent Protection Against Loss — If the Notes are not automatically called and the Final Stock Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon). If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, you will lose at least 20% of your principal amount at maturity and may lose up to your entire principal amount.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Stock below the Trigger Price and the Notes are not automatically called. You will lose 1% of the principal amount of your Notes for each 1% that the Final Stock Price is less than the Initial Stock Price if the Final Stock Price is less than the Trigger Price.

•
Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Stock is above the Trigger Price.

•
You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Stock on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Stock Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Reinvestment Risk — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date.

•
Credit of Issuer — The Notes are Royal Bank’s senior unsecured debt securities.  As a result, all payments on the Notes are dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the Reference Stock increases after the trade date.  No assurance can be given as to what our financial condition will be on any payment date.

FWP-4

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Stock would have. Further, you will not participate in any appreciation of the Reference Stock, which could be significant.

•
There Is No Affiliation Between Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock.  The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Stock;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Stock;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Initial Value of the Notes Will Be Less than the Price to the Public — The estimated initial value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

FWP-5

•
Market Disruption Events and Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Stock are subject to adjustment as described in the product prospectus supplement and this free writing prospectus.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on an Observation Date or Valuation Date, see “Market Disruption Events on a Valuation Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

•
Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this document or the product prospectus supplement as necessary to achieve an equitable result.

FWP-6

Information Regarding the Issuer of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

According to publicly available information, Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through its subsidiary.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000037996. The company’s common stock is listed on the New York Stock Exchange under the ticker symbol “F.”

Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2011, 2012, 2013 and 2014, and for the period from January 1, 2015 to February 20, 2015. On February 20, 2015, the closing price of the Reference Stock was $16.40.

Period-Start Date	Period-End Date	High Intra- Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2011	3/31/2011	18.97	13.78	14.91
4/1/2011	6/30/2011	16.18	12.66	13.79
7/1/2011	9/30/2011	14.22	9.40	9.67
10/1/2011	12/31/2011	12.64	9.05	10.76
1/1/2012	3/31/2012	13.05	11.00	12.49
4/1/2012	6/30/2012	12.95	9.46	9.59
7/1/2012	9/30/2012	10.66	8.82	9.86
10/1/2012	12/31/2012	13.08	9.71	12.95
1/1/2013	3/31/2013	14.30	12.10	13.15
4/1/2013	6/30/2013	16.09	12.15	15.47
7/1/2013	9/30/2013	17.77	15.56	16.87
10/1/2013	12/31/2013	18.00	15.10	15.43
1/1/2014	3/31/2014	16.78	14.40	15.60
4/1/2014	6/30/2014	17.35	15.43	17.24
7/1/2014	9/30/2014	18.12	14.49	14.79
10/1/2014	12/31/2014	16.13	13.26	15.50
1/1/2015	2/20/2015	16.48	14.30	16.40

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The graph below illustrates the performance of the Reference Stock from January 1, 2011 to February 20, 2015, assuming an Initial Stock Price of $16.40, which was the closing price of the Reference Stock on February 20, 2015. The dotted line represents a hypothetical Coupon Barrier and Trigger Price of $13.12, which is equal to 80.00% of the closing price on February 20, 2015. The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the trade date.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

We obtained the information regarding the historical performance of the Reference Stock in the chart above from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your principal amount.

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Market Disruption Events on a Valuation Date

If a market disruption event occurs or is continuing on any scheduled Valuation Date other than the final Valuation Date, the price of the Reference Stock for that Valuation Date will equal the closing price of the Reference Stock on the next scheduled Valuation Date.  For example, if a market disruption event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Stock on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Stock on the first and second scheduled Valuation Dates.  If no further scheduled valuation dates occur after a valuation date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final Valuation Date, then the closing price of the Reference Stock for that Valuation Date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final Valuation Date, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price of the Reference Stock that would have prevailed in the absence of the market disruption event.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

We expect that delivery of the Notes will be made against payment for the Notes on or about March 4, 2015, which is the third business day following the trade date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the estimated initial value of the Notes at the time the terms of the Notes are set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the estimated initial value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Will Be Less than the Price to the Public” above.

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U.S. Federal Tax Consequences

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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